Exhibit 99.08
EXECUTION VERSION
December 7, 2009
General Electric Capital Corporation
10 Riverview Drive, 4th Floor
Danbury, CT 06810

Attention:	Mark J. Forti

Re:	Fee Letter
Gentlemen:
     This is the Fee Letter referred to in the Commitment Letter of even date herewith (the “Commitment Letter”) between General Electric Capital Corporation (“Agent”) and The Talbots, Inc., as agent (in such capacity, the “Borrower Agent”) for itself and its subsidiaries party to the Financing as borrowers. All defined terms herein shall have the respective meanings given to them in the Commitment Letter. In addition to any fees or other amounts payable by Borrowers to the Agent under the terms of the Commitment Letter, the Borrower Agent, on behalf of each of the Borrowers, agrees with the Agent as follows:
     (1) The Borrowers will pay to the Agent, for its own account, a structuring fee (the “Structuring Fee”) in the amount of $2,500,000. Such Structuring Fee shall be for the arrangement and structuring of the Financing. An amount equal to $1,000,000 of such Structuring Fee (the “Initial Structuring Fee Deposit”) and shall be payable on the date of the Borrowers’ acceptance of the Commitment Letter and the remaining $1,500,000 of such Structuring Fee shall be due and payable on the Closing Date.
     (2) The Borrowers will pay to the Agent (a) for the account of General Electric Capital Corporation (“GE Capital”) in its capacity as a lender participating in the Financing, a fee (the “GECC Upfront Fee”) in an amount equal to 150 basis points times GE Capital’s commitment under the Financing on the Closing Date, provided, however, that (x) the GECC Upfront Fee shall be no less than the highest Lender Upfront Fee (in basis points), as defined below, received by any other lender pursuant to clause (b) below and (y) in the event that a Successful Primary Syndication shall have not occurred on or prior to the Closing Date, the “GECC Upfront Fee” shall be an amount equal to (1) 275 basis points times GE Capital’s commitment under the Financing on the Closing Date, in the event that GE Capital’s commitment shall be greater than $175 Million, or (2) 250 basis points times GE Capital’s commitment under the Financing on the Closing Date, in the event that GE Capital’s commitment shall be greater than $150 Million but less than or equal to $175 Million, provided, further, that the sum of (i) the aggregate GECC

Upfront Fee payable pursuant to clause (y) of the first proviso of this Paragraph and (ii) the Structuring Fee payable pursuant to Paragraph (1) hereof shall in no event exceed an amount equal to 400 basis points times GE Capital’s commitment under the Financing on the Closing Date, and (b) for the account of each lender (other than GE Capital) participating in the Financing, a fee (the “Lender Upfront Fee” and, together with the GECC Upfront Fee, collectively, the “Upfront Fees”) in an amount to be mutually agreed, but in any event not to exceed 275 basis points times such Lender’s commitment under the Financing on the Closing Date. As of the date hereof, the Agent estimates that such Lender Upfront Fees will be 150 basis points times each such lender’s commitment under the Financing (it being understood that the Borrowers will pay and shall be responsible for any additional Lender Upfront Fee in excess of 150 basis points up to the limit provided above). Such Upfront Fees shall be for the each lender’s (including GE Capital’s) participation in the Financing and shall be payable in full upon the Closing Date.
     (3) The Borrowers will pay to the Agent, for its own account, on the Closing Date and on each anniversary of the Closing Date, so long as the Revolver is outstanding, a Collateral Monitoring Fee in the amount of $200,000 payable annually in advance (or the pro rata portion thereof for the remainder to maturity for the Financing, if less than a year).
     (4) The Borrowers will pay to the Agent, for its own account, an arrangement fee (the “Term Loan Arrangement Fee”) in an amount equal to 75 basis points times the aggregate amount of the Term Loan Facility on the Closing Date. Such Term Loan Arrangement Fee shall be for the arrangement of the Term Loan Facility and shall be due and payable on the Closing Date.
     (5) The Borrowers will pay to the Agent, for its own account, field audit charges of $1,000 per diem per auditor (or, if higher, the then prevailing rate charged by Agent) plus actual out-of-pocket expenses (“Field Audit Charges”) in connection with (i) Agent’s field examinations prior to the Closing Date and (ii) field examinations conducted in accordance with the definitive credit agreement after the Closing Date.
     GE Capital acknowledges receipt of an underwriting deposit (the “Underwriting Deposit”) in the amount of $350,000 to be used to pay invoiced Transaction Expenses, including invoiced Field Audit Charges incurred prior to the Closing Date. At GE Capital’s request from time to time, prior to the Closing Date Borrowers, jointly and severally, agree to increase the Underwriting Deposit so that at all times prior to the Closing Date an unused balance thereof remains of at least $25,000.
     If (a) the Financing is not provided on substantially the same terms as described in the Commitment Letter or (b) there remains any unused portion of the Underwriting Deposit on the Closing Date, the remaining balance of the Underwriting Deposit, net of all Transaction Expenses, shall be returned to Borrowers.
     All fees set forth in paragraphs 1, 2, 3 and 4 above will be deemed to be fully earned on the date of required payment thereof and shall be non-refundable when paid; provided, however, that the Initial Structuring Fee Deposit shall be fully refundable to the Borrowers in the event that (a) GE Capital is unwilling to provide the Financing on substantially the same terms as described in the Commitment Letter (except as a result of (i) a breach by the Borrower or any other Credit Party of any of the terms or other conditions of the Commitment Letter, (ii) the Borrower or any other Credit Party’s failure to satisfy any of the conditions specified therein, or (iii) the expiration or other termination of the Commitment Letter in accordance with its terms), or (b) the Borrower Agent shall have, for a period of 90 consecutive days, ceased negotiations to consummate, or shall have terminated, the Merger Transaction with BPW Acquisition Corp. (“BPW”) and shall not, within 90 days after the expiration of such period, have initiated or consummated a merger, consolidation, acquisition or other similar transaction with BPW or any affiliate of BPW.
     This letter shall be governed by, and shall be construed and enforced in accordance with, the laws of the state of New York.
     This letter may be executed in counterparts which, when taken together, shall constitute an original. Delivery of an executed counterpart of this letter by facsimile or electronic transmission shall be equally effective as delivery of a manually executed counterpart.
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Very truly yours,

THE TALBOTS, INC.

By:	/s/ Michael Scarpa

Name:	Michael Scarpa
Title:	Chief Operating Officer, Chief Financial Officer and Treasurer

ACCEPTED AND AGREED:

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ Mark J Forti

Name:	Mark J. Forti
Its:	Duly Authorized Signatory